UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-8557

                                  REPORT PERIOD
                       July 1, 2001 to September 30, 2001

                                  In the matter of:
                    CENTRAL AND SOUTH WEST CORPORATION, ET AL

         Central and South West Corporation ("CSW") and American Electric Power Company, Inc. ("AEP") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEGCo"), American Electric Power Service Corporation ("AEPSC"), Blackhawk Coal Company ("BHCCo"), Cedar Coal Company ("CeCCo"), Central Appalachian Coal Company ("CACCo"), Central Coal Company ("CCCo"), Central Ohio Coal Company ("COCCo"), Colomet, Inc. ("COLM"), Columbus Southern Power Company ("CSPCo"), Conesville Coal Preparation Company ("CCPc"), Franklin Real Estate Company ("FRECo"), Indiana Franklin Realty, Inc. ("IFRI"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KEPCo"), Kingsport Power Company ("KGPCo"), Ohio Power Company ("OPCo "), Simco Inc. ("Simco"), Southern Ohio Coal Company ("SOCCo"), Southern Appalachian Coal Company ("SACCo"), West Virginia Power Company ("WVPCo"), Wheeling Power Company ("WPCo"), and Windsor Coal Company ("WCCo"), that during the period from July 1, 2001 through September 30, 2001 (the "Reporting Period"):

         1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

   AEP                               Short-Term
 System               Money Pool     Borrowings     Total              SEC
Companies   Date      Borrowings        (1)       Borrowings          Limit

AEGCo      07/19/01     22,253,046       -        22,253,046      125,000,000
AEPSC      06/13/01    114,245,578       -       114,245,578           -
APCO       08/15/01    317,677,400       -       317,677,400      325,000,000
BHCCo      09/28/01       (A)            -           (A)               -
CeCCo      07/01/01       (A)            -           (A)               -
CSWS       08/01/01       (A)            -           (A)               -
CACCo      07/05/01       (A)            -           (A)               -
CCCo       07/30/01       (A)            -           (A)               -
COCCo      08/01/01       (A)            -           (A)               -
CPL        07/02/01    227,299,678       -       227,299,678      600,000,000
COLM       07/27/01       (A)            -           (A)               -
CSPCo      09/26/01   144,072,611        -       144,072,611      350,000,000
CCPC       09/13/01       (A)            -           (A)               -
FRECo      08/19/01       (A)            -           (A)               -
IFRI       07/20/01       (A)            -           (A)               -
I&M        07/02/01    328,159,366       -       328,159,366      500,000,000
KEPCo      09/25/01    66,050,212        -        66,050,212      150,000,000
KGPCo      09/28/01     8,008,115        -        8,008,115       30,000,000
OPCo       07/17/01    449,649,119       -       449,649,119      450,000,000
PSO        07/04/01    152,548,920       -       152,548,920      300,000,000
Simco      07/03/01       (A)            -           (A)               -
SOCCo      08/01/01        0             -            0                -
SACCo      07/05/01       (A)            -           (A)               -
SWEPCO     07/04/01    86,321,060        -        86,321,060      250,000,000
WTU        07/03/01    77,015,697        -        77,015,697      165,000,000
WVPCo      07/04/01       (A)            -           (A)               -
WPCo       09/28/01    6,345,276         -         6,345,276           -
WCCo       08/01/01        0             -            0                -


-----------------------
(1)  Pursuant to the External Program authorized in this file.
(A) Indicates that the companies are in an investment position.


         2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 4.22%.

         3. The maximum amount of AEP's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:

                  Total                AEP             AEP
               Subsidiary           Loans to       Corporation
     Date      Borrowings          Money Pool       Borrowings

   07/02/01    $1,876,049,000    $1,876,049,000   $1,123,723,000

                   Total AEP
                   Short-Term                 SEC
                   Borrowings                Limit

                 $2,999,772,000          $5,000,000,000

         4. On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP") pursuant to authority granted by the SEC in file 70-9381. As part of the order in that file, AEP and CSW together have the authority that CSW has under File No. 70-8557. Therefore, after June 15, 2000, short-term borrowings by all AEP System companies which participate in the Money Pool pursuant to authority granted in File No. 70-9381 will be reported in this file.

         Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.

  DATED:  October 29, 2001


                        AEP GENERATING COMPANY
                        AMERICAN ELECTRIC POWER SERVICE CORPORATION
                        BLACKHAWK COAL COMPANY
                        CEDAR COAL COMPANY
                        CENTRL APPALACHIAN COAL COMPANY
                        CENTRAL COAL COMPANY
                        CENTRAL OHIO COAL COMPANY
                        CENTRAL AND SOUTH WEST SERVICES, INC.
                        CENTRAL POWER AND LIGHT COMPANY
                        COLOMET, INC.
                        COLUMBUS SOUTHERN POWER COMPANY
                        CONESVILLE COAL PREPARATION COMPANY
                        FRANKLIN REAL ESTATE COMPANY
                        INDIANA FRANKLIN REALTY, INC
                        INDIANA MICHIGAN POWER COMPANY
                        KENTUCKY POWER COMPANY
                        KINGSPORT POWER COMPANY
                        OHIO POWER COMPANY
                        PUBLIC SERVICE COMPANY OF OKLAHOMA
                        SIMCO INC.
                        SOUTHERN OHIO COAL COMPANY
                        SOUTHERN APPALACHIAN COAL COMPANY
                        SOUTHWESTERN ELECTRIC POWER COMPANY
                        WEST TEXAS UTILITIES COMPANY
                        WEST VIRGINIA POWER COMPANY
                        WHEELING POWER COMPANY
                        WINDSOR COAL COMPANY

             BY:        AMERICAN ELECTRIC POWER COMPANY, INC.
                        CENTRAL AND SOUTH WEST CORPORATION


                            BY:                 /s/ Armando A. Pena
                                 -----------------------------------------
                                              Treasurer


1 Riverside Plaza
Columbus, OH 43215
Telephone (614) 223-2781